UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31584 / April 28, 2015

_____

In the Matter of   :
                                                                                             :
TRUST FOR PROFESSIONAL MANAGERS   :
615 East Michigan Street   :
Milwaukee, Wisconsin 53202   :
                                                                                             :
WILLIAM BLAIR & COMPANY, L.L.C.   :
222 West Adams Street   :
Chicago, Illinois 60606   :
                                                                                             :
(812-14354)   :
_____:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM RULE 12d1-2(a) UNDER THE ACT

Trust for Professional Managers and William Blair & Company, L.L.C. filed an application on
August 29, 2014, and an amendment on March 24, 2015, requesting an order under section 6(c)
of the Investment Company Act of 1940 ("Act") granting an exemption from rule 12d1-2(a)
under the Act. The order would permit open-end management investment companies relying on
rule 12d1-2 under the Act to invest in certain financial instruments.

On April 1, 2015, a notice of the filing of the application was issued (Investment Company Act
Release No. 31543). The notice gave interested persons an opportunity to request a hearing and
stated that an order granting the application would be issued unless a hearing was ordered. No
request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered, and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, that the exemption under section 6(c) of the Act from rule 12d1-2(a) under the Act requested by Trust for Professional Managers and William Blair & Company, L.L.C. (File No. 812-14354) is granted, effective immediately, subject to the condition contained in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Brent J. Fields
Secretary